Delisting Determination,The Nasdaq Stock Market, LLC,
September 8, 2009, Aviza Technology, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Aviza Technology, Inc.
(the Company), effective at the opening of the trading session on September 18, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(a)(1), 5100, 5110(b), and IM-5100-1. The Company was notified of the Staffs determination on September 24, 2008. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issed a decision dated June 17, 2009, notifying the Company that it did not qualify for inclusion on the Exchange based on its failure to comply with Listing Rules 5450(a)(1), 5100, 5110(b), and IM-5100-1.
Trading in the Companys securities was suspended on June 19, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on August 3, 2009.